Filed by Social Capital Hedosophia Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Virgin Galactic

Commission File No. 001-38202

Dear all

As you all know, there is rarely a dull day at Virgin Galactic and today is definitely no exception. We are delighted to let you know that Richard has just made a major announcement in New York: namely that Virgin Galactic has entered into a financial transaction that, on successful close would result in Virgin Galactic being the first and only publicly traded human spaceflight company.

You can read the details of the announcement in the full press release HERE and Richard’s thoughts on this historic moment HERE. But for those that prefer the highlights – here goes:

Why and Why Now?

•	Having invested more than $1bn in Virgin Galactic and with the project maturing, we have been considering various investment options.
•	With the clearing of the huge technical milestone which came from demonstrating Unity’s full flight profile with two trips to space, and the subsequent decision that we were ready to move the teams to Spaceport America, we were presented with a few options, and have decided this is the best course for the business.
•	Richard has always wanted to take Virgin Galactic public at some stage. As he says: We know that millions of people are deeply inspired by human spaceflight, would love to become more involved and, ultimately experience space for themselves. By taking Virgin Galactic public, at this advanced point in its development, we can open space to more investors and in doing so, open space to thousands of new astronauts.

How is it going to Work?

•	Rather than take Virgin Galactic through a traditional IPO, with the greater cost and disruption that comes with that, we are effectively structuring a “reverse IPO” by merging with an existing, publicly traded investment vehicle – or to be precise a Special Purchase Acquisition Company (SPAC for short) called Social Capital Hedosophia (SCH)
•	SPACs are specifically set up and funded by their underlying investors with the purpose of first identifying and then merging with companies that offer attractive business opportunities..
•	The leadership of SCH includes Chamath Palihapitiya and Adam Bain – both well-known and successful US business leaders who will be remaining on Virgin Galactic’s board after the close. Having got to know each other over the past few months, the merger between Virgin Galactic and SCH has now been agreed and announced, with current SCH investors expected to own up to 49% of Virgin Galactic (and The Spaceship Company) at closing.
•	The deal is expected to be completed later in the year, subject to approval by SCH’s shareholders and other customary closing conditions
•	While the Spaceship Company is included in the deal, Virgin Orbit is not.

Does this mean I can buy shares in Virgin Galactic?

•	This is a question many of you have asked over the years and the answer now is that the structure will be in place do so, once the deal has successfully closed. We of course cannot give you any advice in that respect but there are plenty of well qualified people out there who can.

Does this change anything about my flight?

•	No – our business plans remain firmly in place with your flights as our top priority. However as George Whitesides commented: “This merger represents the next step of our exciting journey. We believe it will offer us the financial flexibility to build a thriving commercial service and invest appropriately for the future.

We hope you will join us in celebrating another first and another important milestone in our shared journey to space. Please let us know as ever if you have any questions and, subject to the regulations that surround this sort of deal and publicly traded companies generally, we will do our best to answer them.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication includes information relating to a proposed business combination transaction between Virgin Galactic (“VG”) and SCH. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docs.html or upon written request to 120 Hawthorne Avenue Palo Alto, California 94301.

Participants in Solicitation

SCH and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Information about SCH’s directors and executive officers and their ownership of SCH’s securities is set forth in SCH’s Annual Report on Form 10-K filed with the SEC on March 18, 2019. To the extent that holdings of SCH’s securities have changed since the amounts reported in SCH’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between VG and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SCH’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and VG and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither VG nor SCH gives any assurance that either VG or SCH will achieve its expectations.